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06009772

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 49047

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RiverStone Wealth Management INC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Capital of Texas Highway, Suite 310
(No. and Street)

Austin (City) Texas (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Suite 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 8/23 8/24 BB

OATH OR AFFIRMATION

I, Brian E. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Brian E Smith
Signature

President / CEO
Title

TERESA J. THEODORE
Notary Public, State of Texas
My Commission Expires
March 16, 2010

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HDT&W

Certified Public Accountants

RIVERSTONE WEALTH MANAGEMENT

Financial Statements and Supplemental Schedule

December 31, 2005

(With Independent Auditors' Report Thereon)

RIVERSTONE WEALTH MANAGEMENT
Index to Financial Statements and Supplemental Schedules
December 31, 2005

HDT&W

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
RiverStone Wealth Management, Inc.:

We have audited the accompanying statement of financial condition of RiverStone Wealth Management, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has incurred net losses from operations and may incur significant provision for losses as a result of the outcome of arbitration, administrative actions or lawsuits, which raises substantial doubt about its ability to continue as a going concern. The Company's net capital of $138,365 was just in excess of the Company's minimum net capital requirement of $100,000. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
January 27, 2006

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive Suite 400 Austin, TX 78730
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford

RIVERSTONE WEALTH MANAGEMENT
Statement of Financial Condition
December 31, 2005

ASSETS		
Cash and cash equivalents	$	66,144
Receivable from broker-dealers and clearing organizations		209,712
Concessions receivable		31,378
Securities owned, at market value		237,868
Advances to employees		26,911
Other assets		31,264
TOTAL ASSETS	$	603,277
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	47,457
Accrued expenses and other liabilities		241,149
Payable to NASD		100,000
Total liabilities		388,606
Stockholder's Equity		
Preferred stock, 500,000 shares authorized, $.01 par value, 240,331 shares issued and outstanding		2,403
Common stock, 1,000,000 shares authorized, $.01 par value, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		966,046
Retained deficit		(754,778)
Total Stockholder's equity		214,671
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	603,277

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Operations
Year Ended December 31, 2005

REVENUES		
Securities commissions	$	2,417,218
Insurance commissions		505,427
Concessions		458,625
Sale of investment company shares		389,813
Futures		70,872
Loss on firm securities investment account		(18,025)
Interest and other income		181,434
Total revenues		4,005,364
EXPENSES		
Compensation and benefits		2,726,184
Clearance fees		461,578
Interest expense		4,084
Regulatory fees and expenses		142,352
Professional fees		96,127
Other expenses		1,042,954
Total expenses		4,473,279
LOSS BEFORE INCOME TAXES		(467,915)
Provision for income taxes		-
NET LOSS	$	(467,915)

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balances at December 31, 2004	$ 2,403	$ 1,000	$ 676,322	$ (286,863)	$ (65,000)	$ 327,862
Capital contibutions	-	-	289,724	-	-	289,724
Sale of Treasury stock to Parent	-	-	-	-	65,000	65,000
Net loss	-	-	-	(467,915)	-	(467,915)
Balances at December 31, 2005	$ 2,403	$ 1,000	$ 966,046	$ (754,778)	$ -	$ 214,671

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(467,915)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities		
Increase in receivables from broker-dealers and clearing organizations		(30,416)
Decrease in concessions receivable		50,880
Decrease in securities owned		243,116
Decrease in securities sold, not yet purchased		(16,100)
Decrease in advances to employees and other assets		14,506
Decrease in accrued expenses		(235,189)
Increase in payable to NASD		100,000
Net cash used in operating activities		(341,118)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Treasury stock sale		20,000
Capital contributions		289,724
Net cash provided in financing activities:		309,724
Net decrease in cash and cash equivalents		(31,394)
Cash and cash equivalents at beginning of year		101,663
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	70,269
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	-
Interest paid	$	4,084
Noncash Financing Activities:		
NASD Penalties financed with the NASD	$	100,000
Sale of treasury stock for reduction of account payable	$	45,000

See notes to financial statements and independent auditors' report.

RIVERSTONE WEALTH MANAGEMENT, INC

Notes to the Financial Statements

December 31, 2005

Note 1 - Nature of Business

RiverStone Wealth Management, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a Texas corporation that is a wholly owned subsidiary of Riverstone Investment Group, Inc.(Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Treasury Stock

The Company records treasury stock at cost.

Note 2 - Significant Accounting Policies (Continued)

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recoded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and advances to employees. The Company had cash balances in excess of federally insured limits of $100,000 at various times during 2005. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $138,365 and $100,000, respectively. The Company's net capital ratio was 2.81 to 1.

Note 4 - Stockholder's Equity

On February 28, 2005 the Board of Directors adopted the proposition to raise additional capital through the sale of 50,000 Treasury stock shares. The Board Authorized the sale of shares to RiverStone Financial Group, Inc., the parent company, for an aggregate price of $65,000, which was paid with $20,000 cash and a $45,000 reduction of intercompany amounts due to RiverStone Financial Group, Inc.

Note 5 - Income Taxes

At December 31, 2005, the Company has a net operating loss carry-forward of approximately $555,000 which may be offset against future taxable income. The operating loss carry-forward expires beginning in 2016. The tax benefit of approximately $189,000 has not been reported in these financial statements because the Company believes that there is at least a 50% chance that the carry-forwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 6 - Employee Benefit Plans

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2005.

The Company offers health care coverage for eligible employees and their qualifying dependents.

Note 7 - Concentrations

The Company has a single employee who was responsible for generating approximately 16% of the total securities commissions earned in 2005. The ability of the Company to earn this revenue would be significantly reduced if the employee were to stop working for the Company.

Note 8 - Commitments and Contingencies

Litigation

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and state securities laws and claim damages. Management intends to present a vigorous defense against all claims. In 2005, the Company paid $20,000, to settle arbitration claims.

Note 8 - Commitments and Contingencies (continued)

Litigation (continued)

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. At December 31, 2005, there were claims totaling approximately $200,000. No amounts have been accrued in the financial statements to reflect these claims as the amounts are expected to be covered by existing insurance.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The clearing agreement contains an early termination fee that would be due if the Company desires to terminate the clearing agreement prior to the end of a determined period of time. The termination fees are as follows:

Termination prior to March 1,		Termination Fee
2006	$	200,000
2007	$	150,000
2008	$	100,000
2009	$	0

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

The Company had leased office facilities in Austin and Dallas, Texas to unrelated parties in previous years. All subleases expired during 2005. The Company is currently renting office space in Austin and San Antonio. Rental payments are an obligation assumed by the Parent and therefore has not been accrued by the Company as of December 31, 2005.

NASD Settlement

In 2005, the Company accrued $100,000 in fines and assessments related to findings from an NASD examination in 2003. The Company believes that it has taken appropriate actions to correct the areas resulting in these fines and assessments. However, the Company could be fined or assessed in future periods.

Note 9 - Related Party Transactions

The Company is provided certain management and administrative services, office facilities, staff support, utilities and supplies by the Parent. During the year ended December 31, 2005, the Company paid a management fee for such services to the Parent of approximately $362,800 under the terms of a Management Services Agreement.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. At December 31, 2005, the Company had a receivable from the related party of $27,253 which is included in concessions receivable on the balance sheet. Total insurance commissions earned from this related party were $485,755 during 2005.

The Company raised $65,000 through sales of treasury shares and an additional $289,724 in capital contributions from the Parent during 2005.

Note 10 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses or significant provisions required as a result of the outcome of arbitration, administrative actions or lawsuits could adversely impact the Company's regulatory capital, which requires minimum net capital of $100,000. The Company's net capital at December 31, 2005 was $138,365. It is management's intention to control costs, increase revenues and vigorously defend arbitration, administrative actions and lawsuits. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 11 - Accrued Expenses and Other Liabilities

The balance of this account consisted of the following as of December 31, 2005:

Accrued payroll and related items	$	167,747
Payable to clearing broker		23,549
Federal income taxes payable		13,175
Other items		36,892
Total accrued expenses and other liabilities	$	228,188

Note 12 - Subsequent Events

In early 2006, it was discovered that in August 2005, the Company experienced a decrease in net capital that put the company into "early warning" status with their regulator.

Schedule I

RIVERSTONE WEALTH MANAGEMENT
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Total stockholder's equity qualified for net capital	$ 214,671
Deductions and/or charges	
Non-allowable assets:	
Advances to employees	26,911
Concession receivable over thirty days	4,125
Other assets	31,264
Total deductions and/or charges	62,300
Net capital before haircuts on securities	152,371
Haircuts on securities	14,006
Net Capital	$ 138,365
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 388,606
Total aggregate indebtedness	$ 388,606
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 38,365
Ratio of aggregate indebtedness to net capital	2.81 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 137,542
Audit adjustments:	
To record reduction of payable to the internal revenue service	823
Net capital per above	$ 138,365

See notes to financial statements and independent auditors' report.

Independent Auditors' Report on Internal Control

To the Board of Directors of
RiverStone Wealth Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of RiverStone Wealth Management, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive Suite 400 Austin, TX 78730
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

Russell Bedford

HDT&W

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
January 27, 2006